STOLT-NIELSEN S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.    Tel: +44 207 611 8960
Aldwych House             Fax: +44 207 611 8965
71-91 Aldwych             www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

   STOLT-NIELSEN S.A. IDENTIFIES ERRORS IN PRIOR YEAR FINANCIAL STATEMENTS AND
         DELAYS REPORT FOR 2006 FOURTH QUARTER AND FULL YEAR FINANCIALS

London, England - March 21, 2007 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo
Bors: SNI) today announced that it had identified errors in its prior year financial statements primarily arising from the accounting for its NYK-Stolt Tankers S.A. (NYK-Stolt) joint venture. While these errors may require that SNSA restate its previously issued audited financial statements for the years ended November 30, 2005 and earlier, management presently does not expect these errors to have any material adverse impact on SNSA's net cash flow for any of the affected prior periods.

Management is still assessing the full impact of these errors. Accordingly, SNSA will be delaying until further notice the release of its results for the fourth quarter and full year of 2006 as well as its conference call and presentation, which were scheduled for Wednesday, March 21, 2007. Further information on the revised timing of these events will be announced in due course.

During the fourth quarter of 2006, SNSA had solid operational performance in Stolt-Nielsen Transportation Group (SNTG) as a result of good market conditions in all three divisions. The Stolt Tankers Joint Service Sailed-in Time-Charter Index was 1.34 during the fourth quarter, up 5% from 1.28 reported in the third quarter of 2006 and unchanged from the fourth quarter of 2005. SNTG's parcel tanker division results for the fourth quarter were positively impacted by strong market conditions, reduced customer-related antitrust provisions, and lower bunker fuel prices partially offset by higher antitrust-related legal adviser expenses. Contracts during the fourth quarter were renewed on average at rollover rates. SNTG's tank container division improved performance in the fourth quarter as a result of strong market conditions and lower antitrust-related legal advisor expenses. SNTG's terminal division continued to report good operational results in the fourth quarter benefiting from high activity levels and utilization. SSF's turbot operations benefited from strong market conditions, higher prices and lower costs and its 25% share of Marine Harvest again made a strong contribution.

Contacts:

Nicola Savage
Hudson Sandler
U.K. +44 (0) 20 7796 4133
Stolt-Nielsen@hspr.com

Jan Chr. Engelhardtsen
U.K. +44 (0) 20 7611 8972
jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and sturgeon, and caviar.

FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning
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potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.